Exhibit 1.02

PMFG, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

1.	Introduction.

This Conflict Minerals Report (this “Report”) of PMFG, Inc. (the “Company,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (“Form SD”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”). Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”).

As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in the products that we manufactured or contracted to manufacture that were necessary to the functionality or production of such products during the Reporting Period (the “Subject Minerals”) to determine whether any of such conflict minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available on our website under the Investors tab at www.pmfginc.com. The content on any website referred to in this Report is not incorporated by reference into this Report unless expressly noted.

We are a global provider of custom-engineered systems and products designed to help ensure the delivery of energy is safe, efficient and clean. Because certain of the Subject Minerals are inherent in steel, welding material and electrical control panels, many of the products that we manufacture or contract to manufacture include Subject Minerals. The Company routinely purchases raw material, component parts and manufactured products that include the Subject Minerals. The Company does not purchase raw material directly from mines, smelters or refiners. Typically, there are multiple supply relationships between the Company and the mine, smelter or refiner that extracted and prepared the Subject Minerals for its end use.

The statements below are based on our due diligence activities performed to date and the information available to us at the time of this filing. There are factors that could affect the accuracy or completeness of these statements. These factors include incomplete supplier data or available smelter data, errors or omissions by suppliers or smelters, evolving definition and confirmation of smelters, incomplete information from industry or other third-party sources, and continuing guidance regarding the Securities and Exchange Commission’s (“SEC”) final rules.

2.	The Company’s Due Diligence Process.

The Company has conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC. The Company also exercised due diligence on the source and chain of custody of the Subject Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).

RCOI

The Company does not purchase raw material directly from mines, smelters or refiners. Typically, there are multiple supply relationships between the Company and the mine, smelter or refiner that extracted and prepared the Subject Minerals for its end use. As a result, the Company relies on its direct suppliers to provide information regarding the origin of the Subject Minerals. In accordance with the OECD Guidelines and related guidance provided by the SEC, the Company works with its direct suppliers to identify, where possible, the smelters and refiners of the Subject Minerals.

We have worked to identify suppliers that we believe could potentially have provided raw material, component parts or products ready for resale containing the Subject Minerals. As a result of this process, we identified 234 direct suppliers (collectively, the “Covered Suppliers”) that we believed could have potentially provided raw material, component parts or products ready for resale containing the Subject Minerals. We sent requests for information regarding the presence and sourcing of the Subject Minerals supplied to the Company during the Reporting Period to each of our Covered Suppliers. Concurrently with our request, we sent materials that described and provided educational materials related to the reporting obligations imposed by Form SD and the SEC regarding conflict minerals. An escalation process was initiated with Covered Suppliers that continued to be non-responsive after the above contacts were made. This escalation process involved sending e-mail reminders or making telephone calls to Covered Suppliers that were delinquent in their responses. For the Reporting Period, we obtained representations from 46% of the Covered Suppliers, including, from certain Covered Suppliers, the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”) indicating the facility at which the Subject Minerals were processed.

Using a risk-based approach, we evaluated responses from the Covered Suppliers for plausibility, consistency, and gaps both in terms of which materials were stated to contain or not contain Subject Minerals, as well as the origin of those Subject Minerals. We engaged certain Covered Suppliers, holding discussions and reviewing the results of their internal due diligence efforts, to ensure that the responses to our inquiries regarding conflict minerals were understood and complied with.

We will continue to collect and evaluate responses from our Covered Suppliers.

Due Diligence

The Company’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:

Step 1: Establish strong company management systems

We implemented the following as part of our conflict minerals program:

a.	Conflict minerals team - We established a conflict minerals team that included individuals from the appropriate business units and departments to ensure critical information reached relevant employees and suppliers. This team is charged with overseeing and driving conflict minerals compliance. The conflict minerals team engaged third party service providers to assist with process design and data collection.

b.	Position statement - We adopted and published a position statement articulating the Company’s position with regard to the matters that gave rise to the SEC’s regulations, as well as the expectation of our suppliers with regard to responsible sourcing. The position statement can be found on our website under the Investor tab at www.pmfginc.com. Our position statement will be periodically reviewed and updated, as necessary.

c.	Internal education - We developed an education program for internal use on identifying conflict minerals, performing RCOIs, and communication with suppliers regarding developing, implementing and documenting a conflict minerals compliance program.

d.	Supplier engagement - We provided educational materials to our queried Covered Suppliers. Covered Suppliers were provided information on the conflict minerals disclosure requirements as well as recommendations for developing, implementing, and documenting a conflict minerals compliance program.

Step 2: Identify and assess risks in the supply chain

We performed the following steps as part of our risk assessment process:

a.	Identified products / suppliers in scope - Our conflict minerals team reviewed a summary of products manufactured or contracted to be manufactured during the Reporting Period to identify products potentially incorporating the conflict minerals. Using the summary of products identified as potentially containing the conflict minerals, the conflict minerals team identified potential suppliers of those products for inclusion in the RCOI. This scoping exercise resulted in the identification of 234 Covered Suppliers.

b.	Conducted a RCOI – We utilized the industry-developed EICC-GeSI Template to query our Covered Suppliers for conflict minerals information. Of the 234 Covered Suppliers we queried, 46% submitted completed EICC-GeSI Templates. We evaluated the responses from our Covered Suppliers to determine our reporting obligation.

c.	Validated and evaluated Covered Suppliers responses – We applied established risk rating criteria to the completed CMRTs to validate and evaluate Covered Suppliers’ responses. We plan to use the ratings to design and implement a risk management plan to respond to the identified risks.

Step 3: Design and implement a strategy to respond to identified risks

We performed the following steps as part of our risk management plan:

a.	Designed and implemented a plan – We used established risk rating criteria to evaluate Covered Suppliers based on the responses provided within their completed EICC-GeSI Templates as well as any additional documentation furnished to support those responses. The resulting risk ratings will be used to develop specific strategies, including additional supplier outreach and education that will address the identified risks.

b.	Validated smelters - As part of the risk mitigation process, we compared the list of smelters and/or processors collected from Covered Suppliers and compared it to the conflict-free smelter lists published by the Conflict-Free Sourcing Initiative (“CFSI”). We identified Covered Suppliers with smelters and/or processors that are not on CFSI’s published lists and intend to initiate a request that those Covered Suppliers use smelters that are on the CFSI’s published lists. We also intend to request that our Covered Suppliers make similar requests of their suppliers.

Step 4: Carry out independent third-party audit of smelter/refiner’s due diligence practices

We are relying on the CFSI’s published lists to verify the conflict-free status of smelters/processors that source from the DRC Region. No independent third-party audits were undertaken related to product purchased during the Reporting Period.

Step 5: Report annually on supply chain due diligence

The Form SD and this Report are publicly available on our website under the Investors tab at www.pmfginc.com and meet the OECD recommendation to report annually on supply chain due diligence.

3.	Diligence Results.

Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company does not have sufficient information from Covered Suppliers or other sources to determine (a) the facilities used to process the Subject Minerals or (b) the country of origin of the Subject Minerals.

4.	Products Determination.

The Company offers a broad range of separation and filtration products, Selective Catalytic Reduction systems, Selective Non-Catalytic Reduction systems, low emissions burner and related combustion systems and other complementary products including heat transfer equipment, pulsation dampeners and silencers. Its products are highly customized and are designed and configured based on the specific requirements of our customers. In some cases, the Company may need to include purchased components or specific materials that may or may not contain conflict minerals. Because of the highly customized nature of the products, no product line can be labeled as containing conflict minerals. As a result, we will continue to confer with our procurement and engineering teams to evaluate whether specific products contain conflict minerals.

5.	Additional Due Diligence and Risk Mitigation.

The Company expects to take steps to improve its due diligence measures and to further mitigate the risk that the necessary conflict minerals contained in the Company’s products are procured from the Covered Countries. These steps include:

•	clearly communicating expectations with regard to supplier performance, transparency and sourcing;

•	incorporating specific provisions in its purchase orders and supply contracts that require suppliers to disclose whether the product contains conflict minerals and, if so, to provide sourcing information for such conflict minerals;

•	encouraging suppliers to use smelters that have obtained a “conflict free” designation from an industry program such as the EICC/GeSI Conflict Free Smelter program;

•	increasing the response rate for RCOI process; and

•	continuing to compare RCOI results to information collected by independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program.

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